UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74312Y103
(CUSIP Number)

November 30, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

	NAMES OF REPORTING PERSONS
1.	North Star Investment Management Corporation

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)
2.	(a) [ ]
	(b) [ ]

3.	SEC USE ONLY

	CITIZENSHIP OR PLACE OF ORGANIZATION
4.	Delaware

NUMBER OF	5.	SOLE VOTING POWER
SHARES		1,253,652

BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		1,253,652

PERSON	8.	SHARED DISPOSITIVE POWER
WITH		388,725

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9.	1,642,377

	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.	(SEE INSTRUCTIONS) [ ]

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.	11.2% (See Item 4 below)

	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.	IA

CUSIP No. 74312Y103

The Reporting Person, North Star Investment Management Corporation, filed a Statement on Schedule 13G dated November 7, 2014 (the “Schedule 13G”), to report its beneficial ownership of shares of common stock of Professional Diversity Network, Inc. and amended the Schedule 13G on February 10, 2015. The Reporting Person is filing this Amendment No. 2 to the Schedule 13G solely to report holdings exceeding 10% of the class of common stock pursuant to Rule 13d-2(c) under the Act.

Item 1 (a)	Name of Issuer

Professional Diversity Network, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices

801 W. Adams Street, Suite 600, Chicago, Illinois 60607

Item 2 (a)	Name of Person Filing

North Star Investment Management Corporation

Item 2 (b)	Address of Principal Business Office or, if None, Residence

20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606.

Item 2 (c)	Citizenship

Delaware

Item 2 (d)	Title of Class of Securities

Common Stock

Item 2 (e)	CUSIP Number

74312Y103

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 74312Y103

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Item 4	Ownership

The information reported below in this Item 4 is as of November 30, 2015. The percentage set forth in Item 4(b) is based on 14,633,819 shares of Common Stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015.

(a)	Amount beneficially owned: 1,642,377
(b)	Percent of class: 11.2%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,253,652
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 1,253,652
(iv)	Shared power to dispose or to direct the disposition: 388,725

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

By:    /s/ Peter Gottlieb
          Name: Peter Gottlieb
          Title: President